UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                             (Amendment No._______)*


                          Duke-Weeks Realty Corporation
                                (Name of Issuer)
            --------------------------------------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
            --------------------------------------------------------

                                    264411505
                                 (CUSIP Number)
            --------------------------------------------------------

                             Cornelius J. Dwyer Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-7019
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)
            --------------------------------------------------------

                               September 10, 1999
             (Date of Event which requires Filing of this Statement)
            --------------------------------------------------------







-----------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.      Name of Reporting Person
        IRS Identification Nos. of above persons (entities only).

        Stichting Pensioenfonds ABP
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instruction)
                         (a) [ ]
                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions)

        00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
        [ ]
--------------------------------------------------------------------------------
6.      Citizenship of Place of Organization

        The Kingdom of the Netherlands
--------------------------------------------------------------------------------
7.                      Sole Voting Power

        Number of       7,109,004
        Shares          --------------------------------------------------------
8.      Beneficially    Shared Voting Power
        Owned by
        Each            --
        Reporting       --------------------------------------------------------
9.      Person          Sole Dispositive Power
        With
                        7,109,004
                        --------------------------------------------------------
10.                     Shared Dispositive Power

--------------------------------------------------------------------------------
11.     Aggregate amount Beneficially Owned by Each Reporting Person

        7,109,004
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)
        [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represent by Amount in Row (1)

        8.0%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        EP
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Duke-Weeks Realty Corporation (the "Issuer"). The Issuer is a real estate investment trust formed in the state of Indiana and has its principal executive offices located at 888 Keystone Crossing 1200, Indianapolis, Indiana 46240.


Item 2.  Identity and Background.

         This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of the Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; Postbus 2889, 6401 DL Heerlen. The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                         PRINCIPAL                                              BUSINESS
NAME                     OCCUPATION                      CITIZENSHIP            ADDRESS
----                     ----------                      -----------            -------
J. Kleiterp              Executive Chairman of           The Netherlands        Bestuur Abp
                         the Board of Trustees of                               P.O. Box 30909
                         the Fund                                               2500 GX DEN HAAG

H.J. Albersen            Trustee of the Fund             The Netherlands        CMHF
                                                                                P.O. Box 80204
                                                                                2508 AM DEN HAAG

E.J. Anneveld            Trustee of the Fund             The Netherlands        C.F.O.
                                                                                P.O. Box 84501
                                                                                2508 AM DEN HAAG

W. Drees                 Trustee of the Fund             The Netherlands        Wieringenmeen 36
                                                                                3844 NA HARDERWIJK

P.H. Holthuis            Trustee of the Fund             The Netherlands        Ministerie van O&W/BR/DG
                                                                                P.O. Box 25000
                                                                                2700 LZ ZOETERMEER

L. Koopmans              Trustee of the Fund             The Netherlands        Lange Voorhout 86, app. 24
                                                                                2514 EJ DEN HAAG

R. van Leeuwen           Trustee of the Fund             The Netherlands        ABOP
                                                                                Herengracht 54
                                                                                1015 BN AMSTERDAM

C.L.J. V. Overbeek       Trustee of the Fund             The Netherlands        Katholieke Onderwijs
                                                                                Vakorganisatie
                                                                                Verrijn Stuartlaan 36
                                                                                2280 EL RIJSWIJK

                         PRINCIPAL                                              BUSINESS
NAME                     OCCUPATION                      CITIZENSHIP            ADDRESS
----                     ----------                      -----------            -------
A.C. van Pelt            Trustee of the Fund             The Netherlands        Ned. Gennootschap van
                                                                                Leraren
                                                                                P.O. Box 407
                                                                                3300 AK DORDRECHT

D.M. Sluimers            Trustee of the Fund             The Netherlands        Ministerie van Financien
                                                                                Casuariestraat 32
                                                                                2511 VB DEN HAAG

A.F.P.M. Scherf          Trustee of the Fund             The Netherlands        Icaruslaan 20
                                                                                5631 LD EINDHOVEN

X.J. den Uyl             First Deputy Chairman           The Netherlands        Linnaeuslaan 14
                         of the Fund                                            2012 PP HAARLEM

J.W.E. Neervens          Executive Chairman of the       The Netherlands        Oude Lindestraat 70
                         Board of Directors                                     6411 EJ Heerlen
                                                                                The Netherlands

S.J. van Driel           Member of the Board             The Netherlands        Oude Lindestraat 70
                         of Directors                                           6411 EJ Heerlen
                                                                                The Netherlands

J.M.G. Frijns            Member of the Board             The Netherlands        Oude Lindestraat 70
                         of Directors                                           6411 EJ Heerlen
                                                                                The Netherlands

J.F. Maassen             Member of the Board             The Netherlands        Oude Lindestraat 70
                         of Directors                                           6411 EJ Heerlen
                                                                                The Netherlands

J.H.R. van der Poel      Member of the Board             The Netherlands        Oude Lindestraat 70
                         of Directors                                           6411 EJ Heerlen
                                                                                The Netherlands

J.C.J.
Pluymaekers-Pessers      Head of the Group               The Netherlands        Oude Lindestraat 70
                         Management Bureau                                      6411 EJ Heerlen
                                                                                The Netherlands


         During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Contributions.

         On September 10, 1999, the Fund acquired 7,109,004 shares of Common Stock directly from the Issuer in an offering of securities registered under the Securities Act of 1933, as amended, at a price of U.S. $21.10 per share of Common Stock. Pursuant to purchase of such shares the Fund beneficially owned 7,109,004 shares of the Issuer (approximately 8.0% of the aggregate number of shares of Common Stock outstanding).

         The funds for the foregoing purchase of shares of Common Stock by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.  Purpose of Transaction.

         The Fund has acquired the shares of Common Stock from the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

         The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on the market and other factors, the Fund may determine to dispose of some or all of the shares of Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

         Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of Directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition or control of the Issuer by any person, (h) causing class of the Issuer's securities to be deregistered or delisted, (I) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of the date hereof, the Fund has the sole power to vote and dispose of 7,109,004 shares of Common Stock. Based on information provided by the Issuer to the Fund on September 10, 1999, the 7,109,004 shares of Common Stock beneficially owned by the Fund constitute approximately 8.0% of the outstanding issues. To the knowledge of the Fund, no shares of Common Stock are beneficially owned by any director or executive officer listed under Item 2.

         (c) The Fund has effected no open market purchases of the Common Stock during the past 60 days.

         (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the fund.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Neither the Fund nor any executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          STICHTING PENSIOENFONDS ABP

Dated September 20, 1999


                                          By   /s/ Wim Borgdorff
                                            ------------------------------------
                                            Wim Borgdorff
                                            Managing Director



                                          By   /s/ Jean Frijns
                                            ------------------------------------
                                            Jean Frijns
                                            Managing Director

                                                                       Exhibit A
                                                                 to Schedule 13D


September 8, 1999



Duke-Weeks Realty Corporation
888 Keystone Crossing, Suite 1100
Indianapolis, Indiana 46240

Ladies and Gentlemen:

         This letter is being delivered to you in connection with the purchase by Stichting Pensioenfonds ABP ("ABP") of 7,109,004 shares of the common stock, $.01 par value (the "Sale Shares") of Duke-Weeks Realty Corporation ("Duke") at a price of $21.10 per share.

         ABP agrees that during the period of 60 days from September 8, 1999, ABP will not, without the prior written consent of Duke, directly or indirectly, sell, offer to sell, grant any option for the sale of, enter into any agreement to sell, or otherwise dispose of, any of the Sale Shares.

         Duke agrees that during the period of 30 days from September 8, 19999, Duke will not sell any shares of its common stock at a price net of commissions and discounts less than $21.10 per share, except for sales under existing employee benefit plans or Duke's direct stock purchase and dividend reinvestment plan.

Very truly yours,

STICHTING PENSIOENFUNDS ABP

By:  /s/ Barden Gale
   -------------------------------------
   Barden Gale
   Executive Vice President


ACCEPTED AND AGREED

DUKE-WEEKS REALTY CORPORATION

By:  /s/ Dennis D. Oklak
   -------------------------------------
   Dennis D. Oklak
   Executive Vice President, Chief
   Administrative Officer and Treasurer